Exhibit 1

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RECORD RESULTS FOR THE THIRD QUARTER OF 2005

Pro-forma revenue growth of 28% and EPS of $0.19

AZOUR, Israel – November 14, 2005 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the three and nine-month periods ended September 30, 2005.

Revenues for the third quarter of 2005 reached US$23.0 million. This represents an increase of 15.6% compared with revenues of US$19.9 million in the third quarter of 2004 and an increase of 5.8% compared with revenues of $21.7 million in the second quarter of 2005. Pro-forma revenues, excluding the effect of the non-core and the now discontinued project with Partner Communications increased 28.1% to US$23.0 million compared with revenues of US$17.9 million in the third quarter of 2004.

The factors that affected the company’s revenue growth were:

1.	A year-on-year growth in subscriber fees paid of US$2.2 million, which represents an increase of 23.9% due to the growing number of subscribers. As of September 30, 2005, the company had 320,000 subscribers compared with 243,000 as of September 30, 2004.
2.	A year-on-year growth in product sales of US$2.8 million, which represents an increase of 32.5%. This was due to the growth in revenues from projects in China and South Korea, and an increase in sales of AVL (Automatic Vehicle Location) units to new subscribers.
3.	A year-over-year reduction from US$2 million to almost zero in revenues due to the discontinuation of the non-core project with Partner Communications in March 2005.

Gross profit for the third quarter of 2005 reached US$11.2 million, or 48.6% of revenues, compared with gross profit of US$8.7 million, or 43.9% of revenues, in the third quarter of 2004 and gross profit of $10.3 million, or 47.5% of revenues for the second quarter of 2005. This represents year-on-year growth in gross profit of 27.8% and sequential quarterly growth of 8.2%.

The improvements in gross margins were due to the following factors:

1.	An increase of only US$0.4 million in the cost of service revenues, compared to a growth of US$2.2 million in service revenues.
2.	A change in the revenue mix and an increase in sales of higher margin products, in particular the growth in the projects in China and South Korea.
3.	The discontinuation of the cellular products in conjunction with Partner Communications (as included in other revenue). The products had lower gross margins compared to the rest of the company’s sales.

Net profit for the third quarter of 2005 reached US$3.6 million or diluted earnings per share of $0.19. This represents an increase of 21.5% compared with a net profit of US$3 million or diluted earnings per share of $0.15, in the third quarter of 2004 and an increase of 12.3% compared with a net profit of US$3.2 million, or diluted earnings per share of $0.17, in the previous quarter. Net profit for the third quarter of 2005 also showed an increase of 33.3% compared with pro-forma net profit of US$2.7 million in the third quarter of 2004.

Eyal Sheratzky, Co – CEO of Ituran said, “I am pleased to present record results with very strong pro-forma top-line growth of over 28% since last year. Our core business is growing strongly with above 30% growth in our subscriber base since last year. I am proud that we have been able to increase our gross margins strongly over the last few quarters, and despite a jump in G&A expenses, we increased our operating margin since the last quarter. We expect that the leverage in our business model will allow us to continue to improve our margins in the future as well.

Mr. Sheratzky continued, “A major milestone in the quarter was the secondary offering and listing on the NASDAQ. Through this offering, we have substantially increased our investor-base and expanded it internationally, and we are now strongly positioned to execute our growth strategy.”

Mr. Sheratzky concluded, “Throughout 2006, we expect to see continued year – over — year double-digit growth in revenues and profit.”

Conference Call Information
The Company will also be hosting a conference call today at 10:00am EST. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 229 7198
UK Dial-in Number: 0 800 917 4613
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran
Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management &control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran's subscriber base has been growing significantly since the Company's inception to over 320,000 subscribers distributed globally. Established in 1995, Ituran has approximately 760 employees worldwide, provides its location based services and has a market - leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Company Contact

Udi Mizrachi (udi_m@ituran.com)
V.P. of Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations Contacts

Ehud Helft (Ehud.Helft@gkir.com)
Kenny Green (Kenny.Green@gkir.com)
GK International Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Amit Lev Ari (amit@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620

(Tables to follow)

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
(in thousands)	December 31, 2004	September 30, 2005
	(audited)	(unaudited)

Current assets

Cash and cash equivalents	4,604	6,673
Accounts receivable (net of allowance for doubtful accounts)	19,993	22,032
Other current assets	1,614	49,393
Contracts in process, net	30	-
Inventories	6,416	7,046

	32,657	85,144

Long-term investments and debit balances

Investments in affiliated companies	870	1,056
Deposit	1,393	1,324
Deferred income taxes	5,507	5,369
Funds in respect of employee rights upon retirement	2,854	2,860
Minority share of shareholders' deficit of subsidiary	-	106

	10,624	10,715

Property and equipment, net	9,204	10,016

Intangible assets, net	3,676	3,316

Goodwill	2,862	2,756

Total assets	59,023	111,947

Current liabilities

Credit from banking institutions	6,586	4,632
Accounts payable	10,574	11,117
Deferred revenues	3,824	4,363
Other current liabilities	9,165	13,092

	30,149	33,204
Long-term liabilities

Long-term loans from banking institutions	3,615	669
Liability for employee rights upon retirement	4,256	4,225
Deferred income taxes	-	470

	7,871	5,364

Minority interest	108	167

Capital Notes	5,894	5,894

Total shareholders' equity	15,001	67,318

Total liabilities and shareholders' equity	59,023	111,947

CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars		US dollars
	Three month period ended September 30,		Nine month period ended September 30,
(in thousands except per share data)	2004	2005	2004	2005
	(unaudited)		(unaudited)

Revenues:

Location-based services	9,172	11,368	27,029	31,933
Wireless communications products	8,742	11,586	23,173	32,544
Other	1,950	2	5,740	2,164

	19,864	22,956	55,942	66,641

Cost of revenues:

Location-based services	3,185	3,878	10,026	11,272
Wireless communications products	6,479	7,893	15,600	22,578
Other	1,473	29	4,136	1,602

	11,137	11,800	29,762	35,452

Gross profit	8,727	11,156	26,180	31,189
Research and development expenses	452	642	1,431	2,242
Selling and marketing expenses	797	1,402	2,925	3,608
General and administrative expenses	2,691	4,097	8,179	10,920
Other expenses (income), net	102	(1)	91	(6)

Operating income	4,685	5,016	13,554	14,425
Financing expenses (income), net	180	(238)	1,571	(197)

Income (loss) before taxes on income	4,505	5,254	11,983	14,622
Taxes on income	(1,292)	(1,578)	(3,712)	(3,711)

	3,213	3,676	8,271	10,911
Share in losses of affiliated companies, net	(113)	(9)	(280)	(97)
Minority interests in loss of subsidiaries	(126)	(52)	(141)	(114)

Net income for the period	2,974	3,615	7,850	10,700

Earnings per share:

Basic	0.16	0.19	0.42	0.57

Diluted	0.15	0.19	0.41	0.55

Weighted average number of shares outstanding (in thousands):

Basic	18,577	18,785	18,583	18,671

Diluted	19,116	19,142	19,134	19,141

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Three month period ended September 30,		Nine month period ended September 30,
(in thousands)	2004	2005	2004	2005
	(unaudited)		(unaudited)

Cash flows from operating activities
Net income for the period	2,973	3,615	7,850	10,700
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	896	835	2,523	2,647
Exchange differences on principal of deposit and loan, net	-	327	520	103
Increase (decrease) in liability for employee rights upon
retirement	(60)	29	494	237
Increase (decrease) in liability for vacation pay	(77)	(169)	-	-
Share in losses of affiliated companies, net	113	9	280	97
Deferred income taxes	550	(106)	580	90
Amortization of deferred compensation related to employee stock
option plans, net	31	241	102	241
Capital losses (gains) on sale of property and equipment, net	10	-	(16)	-
Minority interests in profits (losses) of subsidiaries, net	(156)	(176)	(141)	(114)
Decrease (increase) in accounts receivable	681	230	(2,922)	(3,300)
Increase in other current assets	(1,698)	(232)	(1,594)	(1,033)
Decrease (increase) in inventories and contracts in process, net	68	(576)	(1,147)	(1,007)
Increase (decrease) in accounts payable	396	(1,333)	2,675	1,334
Increase (decrease) in deferred revenues	(486)	1,040	(424)	780
Increase in other current liabilities	2,052	1,280	3,285	3,704

Net cash provided by operating activities	5,293	5,014	12,065	14,479

Cash flows from investment activities
Decrease (increase) in funds in respect of employee rights upon
retirement, net of withdrawals	55	(44)	(98)	(186)
Capital expenditures	(510)	(1,280)	(1,544)	(2,934)
Proceeds from sale of property and equipment	52	127	94	127
Purchase of intangible assets and minority interest	(22)	(233)	(22)	(824)
Loan granted to affiliated company	-	(108)	-	(339)

Net cash used in investment activities	(425)	(1,538)	(1,570)	(4,156)

Cash flows from financing activities
Short-term credit from banking institutions, net	(2,337)	54	(5,773)	32
Receipt of long-term loans	(80)	-	9,360	-
Repayment of long-term loans	(1,204)	(1,391)	(13,325)	(4,717)
Dividend paid	43	(14)	(1,284)	(2,698)
Issuance expenses	-	(246)	-	(596)
Proceeds from sale of Company shares held by a subsidiary	-	-	1,416	-
Proceeds from exercise of options by employees	-	1	4	15

Net cash used in financing activities	(3,578)	(1,596)	(9,602)	(7,964)

Effect of exchange rate changes on cash and cash equivalents	13	(22)	(90)	(290)

Net increase (decrease) in cash and cash equivalents	1,303	1,858	803	2,069
Balance of cash and cash equivalents at beginning of period	3,418	4,815	3,918	4,604

Balance of cash and cash equivalents at end of period	4,721	6,673	4,721	6,673